EXHIBIT 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	2007	2008	2009	2010	2011	September 30, 2012
Income before income taxes	$1,011.0	$563.6	$714.3	$606.5	$706.2	$722.9
Fixed charges	73.9	73.5	74.6	73.8	70.2	52.2

Income as adjusted	$1,084.9	$637.1	$788.9	$680.3	$776.4	$775.1
Fixed charges:
Interest expense, including discount amortization and preferred stock dividends (1)	$61.2	$61.0	$60.7	$60.6	$60.4	$45.2
Portion of rents representative of an appropriate interest factor	12.7	12.5	13.9	13.2	9.8	7.0

Total fixed charges	$73.9	$73.5	$74.6	73.8	$70.2	$52.2

Ratio of consolidated earnings to fixed charges	14.68	8.67	10.58	9.22	11.06	14.85

(1)	Preferred stock issued is recorded as a liability, thus the corresponding dividend is recorded as interest expense.